

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Bradford D. Dahms
President and Chief Financial Officer
Theseus Pharmaceuticals, Inc.
314 Main Street
Cambridge, MA 02142

>   **Re: Theseus Pharmaceuticals, Inc.**
>   **Schedule 14D-9 Filed January 10, 2024**
>   **File No. 005-92944**

Dear Bradford D. Dahms:

   We have reviewed your filing and have the following comments.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 Filed January 10, 2024

Past Contacts, Transactions, Negotiations and Agreements, page 3

1.   On page 4 of the Schedule 14D-9, you explain how the CVR Expiration Date, with respect to given CVR Products, will differ from the expiration date of the Disposition Period if a Disposition of those CVR Products occurs during the Disposition Period. Please revise your explanation of the CVR Expiration Date to clarify that CVR Holders are entitled to 80% of the Net Proceeds from such Disposition until the applicable CVR Expiration Date.

The Solicitation or Recommendation, page 12

2.   Refer to the disclosure in the first and second complete paragraphs on page 13 of the Schedule 14D-9 regarding the Company's exploration of strategic alternatives in July - September 2023, which resulted in preliminary negotiations with seven parties. In the second paragraph, you state that in early November 2023, the Company determined to disengage from discussions with Party X and to abandon discussions with the other six potential transaction parties as well "due to changes in market conditions." However,

shortly thereafter, on November 13, 2023, the Company announced publicly that it had determined to undergo a "review of strategic alternatives." Please revise to further explain why the Company decided to stop engaging with the seven parties identified in the first two complete paragraphs on page 13 of the Schedule 14D-9, and then shortly thereafter, renewed an evaluation of strategic alternatives. Your expanded disclosure should describe the specific "changes in market conditions" that precipitated this decision, and why those conditions did not preclude a restart of the auction process almost immediately thereafter.

3. Beginning at the bottom of page 13 of the Schedule 14D-9, you reference Parties "A" and "B" who each have representation on the Theseus Board and who submitted a joint acquisition proposal to acquire the Company. Since each of Parties A and B filed an amendment to their respective Schedule 13Ds disclosing their joint proposal, please revise to identify these entities by name.

4. Refer to the disclosure at the bottom of page 16 of the Schedule 14D-9. We note that the Company received multiple proposals from other parties concerning an acquisition transaction but endorsed Parent's proposal because "the Special Committee determined . . . that Parent's experience in executing similar transactions in the same industry in which the Company operates yielded a higher probability of successful transaction execution and that Parent's ability to more rapidly wind-down operations could result in higher value to Theseus stockholders." Since Parent's identity was apparently a significant factor in the Company's decision to recommend this transaction instead of multiple proposals received from other parties, please revise your disclosure to identify by name the other parties who submitted proposals (rather than identifying them by letter). Alternatively, explain why such information is not material under these circumstances.

5. We note on page 18 of the Schedule 14D-9 that representatives of Parent and Theseus exchanged drafts of the CVR Agreement, Limited Guaranty and Merger Agreement between December 20, 2023 to December 21, 2023. Please revise your disclosure in this background section to provide more detail regarding any communications or negotiations concerning TCP providing the Limited Guaranty.

6. We note Theseus management's dissolution analysis on pages 22-23 of the Schedule 14D-9. Please also summarize the material assumptions and limitations of this dissolution analysis, including why management assumed that (i) 70% of the available cash would be disbursed to stockholders at the commencement of the dissolution process, (ii) 75% of the remaining portion of cash would be available for later distribution, and (iii) those later distributions should be discounted using a rate of 5.0%.

7. In the last bullet point on page 25 of the Schedule 14D-9, we note the reference to "certain internal information, *primarily* consisting of a dissolution analysis of Theseus" (emphasis added). We further note the reference to a cash forecast on page 18 of the Schedule 14D-9. Please state in your response letter whether Leerink Partners received additional non-public forecasts, projections, or other information utilized in its fairness analysis as described in this section. If so, please summarize such information in the Schedule 14D-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions